Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 25, 2006, by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K/A filed by Nanometrics on February 21, 2006, and is incorporated by reference into this filing.

Nanometrics held a conference call on April 25, 2006 to discuss its financial results for the first quarter of 2006.

Operator

Good afternoon. Welcome to Nanometrics 1st quarter 2006 Financial Results Conference Call. This afternoon’s speakers include John Heaton, President and CEO, and Doug McCutcheon, Executive Vice President and CFO of Nanometrics.

The question-and-answer session will be held at the end of the call. Until that time, all participants will be in a listen-only mode. Listeners are referred to the legend addressing forward-looking statements contained in our press release issued earlier today.

In connection with the planned merger, Nanometrics and Accent have filed a preliminary joint-proxy statement prospectus with the SEC. Such proxy statement prospectus includes a resolution for Nanometrics Shareholder approval of the issuance of Nanometrics’ common stock as consideration for the merger and certain other matters contemplated by the merger agreement. Such proxy statement prospectus also includes a resolution for Accent Optical Stockholder approval of the merger agreement and the merger and certain other matters contemplated by the merger agreement.

The final joint proxy statement prospectus will be mailed to the shareholders of Accent and Nanometrics. Investors and security holders are urged to read the joint proxy statement prospectus regarding the proposed merger when it becomes available, because it will contain important information about the transaction.

Investors and security holders may obtain a free copy of the joint proxy prospectus when it is available, at the SEC’s website at www.SEC.gov. The joint proxy statement prospectus and these other documents may also be obtained for free from Nanometrics.

I will now turn over the call to Mr. John Heaton. Please proceed, sir.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Thanks, Lakisha. And thank you all for joining the call, today. So since it’s only been a couple of months since our last conference call, I’m going to kind of review real quickly for you the general business environment. Then I’m going to let Doug take it from there – review the financials and some of the details, give you guidance, and then we’ll open it up to questions.

So the first part is obviously the big picture for Nanometrics and the markets that we serve. From our viewpoint, there’s a very strong silicon cycle going on, with lots of participants.

I think some of you may have seen this week on the web that IC Insights now has cast a wider blanket out there, and says that there’s 16 potential or sixteen $1-billion capital equipment spenders in the world, today. I think that if you capture a good percentage of that market, which is what Nanometric’s goal has been to do, I think you do very well. And I think that’s reflected in our results, this week.

Of that market and of this strong cycle which is going on in the market today, I guess you’d have to say that market for memory is one of the high concentrations for our customers, and one of the major growth drivers.

If you look beyond the i-Pod, which has been the big driver for the flash memory recently, you think more in terms of bigger picture with the emerging Microsoft Operating System, as well as the potential for greater demand for flash hard drives – even in your PC. I think this is one of the biggest drivers for our industry, and certainly for Nanometrics.

Looking at the markets, and those 3 markets being memory, logic and foundry – in the order that Nanometrics has penetration… Flash has been the story for I think the past year. But I think now as we start to look beyond the first part of the year into the second part, what we’re starting to see is a story not only of Flash expansion over in Japan, but also DRAM expansion in Korea and somewhat in China.

So if you look generally for the semiconductor equipment market, everyone knows and has been talking a lot about the second half of the year having some uncertainty. Frankly, we don’t see that. And we continue to see the folks especially involved in Flash and DRAM continue to expand throughout the year.

Second area being the logic. Obviously, we’ve had quite a bit of improvement in our penetration in logic over the last 2 years with some of our new product introductions. And we see that as going very steadily. And the customers that we do have in that area continuing to expand. So it’s a good part of our business, and a growing part.

Last would have to be the foundry. I was in Taiwan here over the last couple of weeks, visiting with the foundry folks. We still see some muted demand or lack of significant fab expansion in the area. So we’re not as encouraged for this year. Probably more toward next year for our business and for our penetration within those.

So, looking kind of regionally – stepping down from the bigger picture, which is the overall semiconductor demand, to where Nanometrics plays in that – and then also to the regional area… As we said over the last few years, Nanometrics has very much been a growth story in Asia. Maybe at some point we missed some of the development or buy-ins on some of the US companies in Europe. So we focused most of our sales and service support infrastructure into the Asian area. And that has very much benefited our company. Today, you can see – again – Korea and Japan, very much as Doug goes through some of the numbers. Korea and Japan very much being the catalyst for growth for our company.

The other part of the story has to be that US and Europe are going to be areas of future growth. We believe this new, enhanced channel – which is going to be the combination of Nanometrics, the recent acquisition of Soluris – and then the future acquisition of Accent is going to really enhance our penetration and enhance channel into these US and European markets. I think that’s a story to be determined later, and to be talked about in future conference calls.

From a business standpoint or viewpoint, there’s not really much that’s occurred over the past 2 months since our last call. One thing I will say, though, is that the integrated versus standalone, we continue to see pretty strong market share gains for us in the integrated. I think Doug will reflect that in some of the percentages.

As I said before, the OEMs… I think getting pretty significant business. Again, focused on the Flash and the DRAM markets. But we still see a high concentration of that integrated market in the thin film area. Not so much in the CD area.

No real change in the competitive front, or new products that threaten our business. I think we are being vigilant in our own product development and believe that new products that we’ll be developing and introducing over the coming year will continue to pressure our competition and create a good environment for Nanometrics products.

Looking at kind of implications for Q2 and for the remainder of the year, we really see no letup or signs of weakness in our customers’ plans. As I said, I did have a recent trip where I visited most of our major competitors or most of our major customers in Asia. Very positive signs. Very encouraging. Talking about the expansion in areas that we haven’t seen before, in fact. So I would really say and characterize it as “broad adoption,” of 300mm being the driver.

From our perspective, the visibility’s as good as it’s ever been. With our recent acquisitions, we remain hopeful for accelerated adoption of our products, and for the products that we intend to acquire through these mergers.

As I said, Asia really has to be the story for Nanometrics. We still see the Asian market doing most of the spending. Most of the expansion. Especially in 300mm. We believe this idea of enhanced channel and our enhanced or increased sales presence, service presence, application presence in all of the territories – including Asia – has been really quite a lever for the company, going forward.

Acquisitions. Let me talk a little bit about the acquisitions. As I mentioned, we did accomplish one here in the 1st quarter with Soluris . Soluris is a company based in Concord, MA. They had two basic products. An overlay product and a CD SEM product. We decided that the CD SEM market was a very challenging area that was probably on the downside of growth. So therefore, we have mothballed that product for the time being, and we are going forward and very much encouraged about the added sales channel in the US and in Europe – especially with the Soluris folks, as well as the new customers that Soluris brings to our company.

So you’ll see a great team. They’re already accretive and again kind of going through this theme of… Nanometrics needs to have a very strong sales-support infrastructure in order to give the customers comfort in our products and technologies into the future. So acquiring these folks has really already seen the effects of this enhanced capability within the company.

On the Accent side of the deal, as you know, we have now filed our S4 and encourage everyone to get the copy, read all 320-some odd pages. It’s full of great facts and figures, and I think it really well-describes the company. We’ve put many hours of hard labor into it, I can assure you.

The timing is, we still are waiting for feedback from the SEC. And when we do get that feedback, we’ll be working the process, and still hope to accomplish the merger and complete it end of Q2. Already, as I had mentioned before, since we have not… We’re not competing in some of the territories, and want to get a good start on the merger, we’ve decided to do a little bit of contract work between the 2 companies in order to help them and help ourselves with some of the sales channels. So where we did not compete, by rule, we’re allowed to sign a distribution contract in those areas, which we have accomplished. And we’re already seeing the effects of a joint team and great teamwork, going forward.

So we’re very optimistic about the deal, and feel that the Accent-Soluris -Nanometrics combination makes great sense for our shareholders. We’ll be talking a lot about that in the future and our future [growth shares], as well.

Just to make you aware – we continuously evaluate additional acquisitions and, like we said – opportunities. So again, this is not the end. This is a continuous process for our company, in order to get where we want to be from a revenue perspective and from a company size and market perspective. We believe that acquisitions make great sense for our shareholders, for our employees and for our customers.

On the lawsuits front – as you probably know – we have 2 pending patent lawsuits. One with KLA-Tencor and one with Nova Instruments. The KLA-Tencor, as an update, was… there were 3 patents that were filed against Nanometrics for patent-infringement. Those patents are going through the Patent Trade Office, and are under reexamination. Though the court believes that until these patent issues have been resolved, that a stay in the case is the best course of action for the 2 companies’ disagreements. So we’ll keep you updated if any further activity does occur. I would say that the expense for the company and for our shareholders for the coming months and years will be greatly diminished until we get past that reexamination and get the case out of stay.

On the Nova update – we did file a countersuit within the last quarter, against them, for a great enabling patent. The case is proceeding as we expected. We don’t’ really have an update for you. If anything does happen, we will certainly keep our shareholders informed.

In conclusion, I would say business environment is quite good, and our visibility is as good as I’ve ever seen it. It’s very encouraging for all of us. For our employees. we’re all very excited. We believe the timing for this merger is phenomenal, and that it’s going to make the transition into a new company much easier, because we have great growth potential for the 2 companies.

We’re executing on our plan. I want you to all know we’re growing the company’s revenues. We’re enhancing our product offering through mergers and through product development within the company, and we expect to return to profitability within the next quarter.

With that, I will turn it over to Doug.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Thank you, John. As you know, earlier this month we issued a press release, revising our Q1 revenue guidance – upward from the range of 15-20% to a figure in excess of 25%. We’re pleased to announce today that 1st quarter revenues were up 33% from the Q4 level.

Now, our guidance specifically excluded the contribution from the Soluris group, which we now refer to as Nanometrics’ IVS division. The IVS division contributed about $600,000 in revenue to the 19 million — or about 4 percentage points of the sequential growth. And so you take out the 4 from the 33%, and the base growth for Nanometrics was about 29% from Q4 to Q1.

Growth occurred in both product revenue and in service revenue. Product revenue grew 37% — from 11.7 to 16 million. And service revenue grew 18% — from 2.5 million to 3 million.

Looking at the geographic breakdown of those revenues, I want to caution you that at first glance, the numbers do not seem to reflect the Asian strength that John mentioned. But let me just give you the numbers that come out of our system, and then I’ll tell you how to make a pro forma adjustment to those.

The United States revenue was 12.2 million or 64%. Japan was 4.4 million or 23% for the total. Korea, 1.4 million or 7%. And Taiwan, 500,000 or 2%. And “others,” 600,000 or about 3%. For totaling the 19.9.

But you see that Korea appears to be a relatively small element of the equation. But that really isn’t true. As we discuss in our Form 10-K, we track geographic region by the “ship to” address for the product. It’s distorted by the fact that several of our large Korean customers actually take delivery of the product in the United States. And so you need to make a pro forma adjustment of about $5.2 million out of the US number and into the Korean number, to really have a picture for where the geographic revenue is going.

Looking at the revenue distribution by channel – both integrated and standalone product had very nice growth. Standalone product increased by 64% — from 4.7 million to 7.8 million in the 1st quarter. The integrated metrology grew by 35% — from 2 million to 7.8 million. Grew by 2 million – from 5.8 million to 7.8 million. And the automated grew by 3.1 million from 4.7 to 7.8. Tabletop was down in the quarter. As I mentioned, service revenue at 3 million was 15.8% of the total.

Also noted in our press release, for the 1st quarter, with the adoption of FAS123R, this quarter we show a change to our P&L for equity-based or stock-based compensation. The total amount in our P&L for the 1st quarter is $853,000. And let me give you a line-item breakdown of where that $853,000 appears in the P&L.

In the cost of product is 42,000. In the cost of service, 49,000. In the R&D expense line, $275,000. In the sales and marketing line, $147,000. And on the G&A line, $340,000. I will re-address each of those issues when I discuss each line item of the P&L.

Our overall gross margin this quarter was down about 1 percentage point – from 46 to 45%. As you will recall, last quarter when I discussed the product gross margin of increasing so dramatically from the previous 3rd quarter, I commented that there were 2 very unusual sales in the quarter. Sales of highly-depreciated demo product that spiked the product gross margin. So the gross margin – returning back down to product gross margin – to 51% — reflects that change, in addition to other mix changes and some provisions for inventory reserve. And it is still up from the 3rd quarter, when product margin was 47%.

The service business had a very nice change, as we are spending more internal resources and efforts to take advantage of post-warranty service revenue opportunities. Service revenue grew by 466,000 – or 18% sequentially – in the quarter. And as a result of the combination of higher serve revenues and slightly-reduced service costs, the gross margin for service improved dramatically.

Moving on down to the expense lines. R&D expense, at $2.5 million, but remember, that includes 275,000 of stock-based compensation. So, absent that, $2.2 million down from the prior quarter. Sales and marketing expense at 3.1 million includes 147,000 of stock-based compensation. So, 2.955 million, absent that – up a little bit from the prior quarter.

G&A expense – at 4.55 million – includes 340,000 of stock-based compensation. So apples-to-apples, 4.210, absent the stock compensation – or just up a tad from the prior quarter.

We’re reporting an operating loss of 1.655 million. But that includes the 853,000 of stock-based compensation. So absent that, our operating loss was $802,000. I might also add – as you know – we report on the costs associated both with our SOx activity and our litigation activity. Both remained substantial in the quarter. Litigation expense remained constant at about $800,000. The same as it was in Q4. As John mentioned, we do expect that to tail down, now that the KLA suit is in stay.

Our SOx-spending was down slightly in the 1st quarter. From 900,000 in the 4th to 625,000 in the 1st quarter. We do expect that also to tail off somewhat here, going forward in the 2nd quarter. But it certainly doesn’t go away. SOx is here with us to stay, and we have to continue to measure and assure compliance with these regulations.

Our other I&E was 354,000 – leading to a loss-before-tax of 1.3 million. A very minimal tax provision, and so a loss of $0.10. But again, including the equity-based compensation.

Turning to the balance sheet, our cash stands at 33.9 million – which is down 11.5 million from the prior quarter. This is actually down less than we had expected, because we knew we were going into this ramp. And we also were concluding the Soluris acquisition – which was an all-cash acquisition. And we’re also having other expenses associated with both the Soluris and the Accent merger.

So the 7 million spent for Soluris, plus the other costs, used about 8.5 million for sort of non-operational items – meaning that operational cash only used 3 million. Which, given a ramp of growing revenues by 33%, is really quite good. And this was made possible by some terrific collections of our receivables. Our receivables increased, but only by 1.6 million or 8%. Even though revenues were up 33%. Through these great collections efforts is what mitigated the cash usage.

Our Days Sales Outstanding declined by 22 days – from 120 to 98 days. Inventories also were up – but muted. Up 7% — from 25.7 to 27.5 million.

Deferred revenue increased from 3.4 million to 3.8 million – or up 11%. And we also paid down our debt by about $800,000. Declining from 3 million to 2.2 million.

Also on the balance sheet, you will see goodwill of 3.030 million. This is entirely associated with the acquisition of Soluris. You also will see a marked increase in the intangible assets, which rose by 4.2 million – net of a small amount of amortization this quarter. Again, associated with the intangibles acquired with Soluris. Again, now referred to as the IVS division of Nanometrics.

Our headcount increased from 305 at the end of the 4th quarter to 344 at April 1st. This increase in headcount by 39 people was almost entirely due to the addition of 37 people associated with the acquisition of Soluris on March 15th plus net additions of 2 persons in the core business.

Now, to our expectations for the 2nd quarter, ending July 1, 2006. As I’ve already discussed, we experienced substantial top line growth from our 4th quarter to our first quarter. Even with that higher level as the new baseline, we expect our sequential revenue growth to be substantial again in the 2nd quarter. It is our expectation that the company’s revenues in the 2nd quarter will increase sequentially, by 15-25% from the 1st-quarter level of 19 million. Approximately 4-5 percentage points of the growth arises from the IVS division contributing for a full quarter, with the balance being growth in the pre-existing business. There is no assumption of contribution from Accent Optical in these figures.

Operator, you may now poll for questions.

Operator

Ladies and gentlemen, if you wish to ask a question, please key * followed by 1 on your touchtone telephone. If your question has been answered or you wish to withdraw your question, please key * followed by 2. Please press *1 to begin. Stand by for your first question.

Your first question comes from the line of Avinash Kant of Canaccord Adams.

Avinash Kant - Canaccord Adams - Analyst

I had a few questions. Now, the 1st one was, if I’m looking at your margins on the service side, there seems to be some drop. Am I understanding it right?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

No, our margins are increasing on the service side.

Avinash Kant - Canaccord Adams - Analyst

Could you give me what was the margins on the service in the last quarter, please?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

It was negative 356.

Avinash Kant - Canaccord Adams - Analyst

And of course, the revenue contribution that you saw from Soluris – now, was it all in services, or was some of it in the product, also?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

It was a mix between product and service.

Avinash Kant - Canaccord Adams - Analyst

And could you please give me the mix?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Roughly 500,000 product, 100,000 service.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

We only had 14 days of time with them, also so that all occurred in 2 works.

Avinash Kant - Canaccord Adams - Analyst

Right. And of course, going forward, when we model our expenses from the stock program… Should it be pretty much similar here – 350,000? Or…?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

It’d probably be up a little bit, because we have the option expense associated with the grants to the Soluris people that were not in last quarter.

Avinash Kant - Canaccord Adams - Analyst

So in the guidance that you’re giving us for Q2… First of all, is this… Oh, dear, you don’t give any EPS guidance.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Right.

Avinash Kant - Canaccord Adams - Analyst

But what kind of expenses should we be factoring with? Roughly a million or so? For stock-based compensation? If you’re projecting out with the impact of stock-based compensation.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

How do you do a Black-Sholes calculation? I mean it’s really tough to say until you know what the stock price is.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Between 900,000 and a million.

Avinash Kant - Canaccord Adams - Analyst

All right.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Complexity for us all, now.

Avinash Kant - Canaccord Adams - Analyst

Right. And of course, one quick question on the product side. Right now, you’re working on the Soluris. You pretty much did the Soluris acquisition. How many products do you think you’ll be getting from their side that you expect to ramp on? Which product lines do you think will be helped by aid from their technology?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Yes. It’s a great question. I should’ve reviewed that a little bit with my comments. As we think in terms of Soluris and Nanometrics and the markets they serve – we were primarily focused on the overlay area. As you know, there’s been traditionally 5 competitors. KT with the largest, by far, percentage of the market. Nanometrics, Soluris, Accent and Nikon have been the 5 predominant players.

So obviously, what we’re trying to do is create an environment where there is a market of far fewer competitors in order to create a better infrastructure for our customers. I think customers want choices, but they also need to have a viable alternative. It seems to us that all of these small players competing with each other was not providing a good environment for stability longer-term. Though the acquisition of Soluris, combined with Nanometrics’ position overlay – and then, as we go forward into the future with Accent, I think what you’ll find is an environment where you can have a much more competitive offering with true alternatives for our customers. Which I think they really want.

I think in many ways, when the larger competitor goes out there and tries to sell their product, who can they choose as an alterative, and is that alternative a viable option? So we see it as Soluris bringing new customers to our portfolio that we were not dealing with, before. And a very compelling product in a part of the market that we were not competing in – as well as solidifying our overall market presence as a supplier.

Avinash Kant - Canaccord Adams - Analyst

And I’ve been hearing that Nikon may not be very much interested in the overlay market, any more.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

That’s correct. So the word on the street and the letters being passed around now by Nikon is that the market has been tough for – as I said – 5 competitors. And not really enough market for all of those folks to be successful. So, I think we’re seeing a tremendous churn. This is the reality of the world, today. Our market is very much changing, and the supplier community is changing. You can see tremendous consolidation, now. And far fewer customers. And when you have the high concentration of the top-spenders, then you really control that market. So therefore, I think it makes sense. And we’re going to see – I think – a lot more of this, would be my prediction, about other suppliers and other parts of the market.

There needs to be a market – a reasonable market – for them to make money. [inaudible] cannot continue to go on just having a presence and not making real earnings for their shareholders.

Avinash Kant - Canaccord Adams - Analyst

So basically, at the end of all these acquisitions, pretty much you and KLA would be the 2 players in the overlay market.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

That’s the analysis at this point. Unless somebody new comes into the market, that’s what we see. The rule of 2. A good solid market with 2 strong competitors. That’s the [dream].

Avinash Kant - Canaccord Adams - Analyst

And one final question, if I may. I know you are still a little bit further from completing the acquisition, but have you thought of any target models that you expect to achieve once these acquisitions are done, in terms of – where would the breakeven be? Or what could the margin structure look like, once these acquisitions are done?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Well, we really can’t… It’s a little premature to talk about the Accent thing, now. But again, we have talked about… All 3 companies have gross margins that are in, generally, the same space. So we’re not changing our target model for gross margin – which, as you know, is to get the blended margin to 55%.

Now, pre-Soluris , we had talked about our breakeven point being around $18 million per quarter. Of course, that was pre-stock-based compensation and absent the litigation expenses. The add to our breakeven level by Soluris is a little less than $2 million per quarter. So call it 19.9 or 20 million per quarter, as the new breakeven level with Soluris in full-time. Then we’ll address where that goes with Accent, when we finally bring that in to the Company in late Q2 or early Q3.

Avinash Kant - Canaccord Adams - Analyst

But Doug – this 20 million breakeven that you’re talking about is with Soluris and with the stock-based compensation?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Not with the stock-based.

Avinash Kant - Canaccord Adams - Analyst

So with the stock-based and litigation, where is it right now? Roughly 22?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Yes. Right.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

[inaudible] harder to figure out [inaudible] [crossing] [laughter] There’s lots of variables in there. So now we get into the game of trying to predict how much we’re going to spend on litigation, and where we are in the process, and also trying to figure out how to do a Black Shoals calculation.

Avinash Kant - Canaccord Adams - Analyst

Right. I’m trying to get a rough estimate. Yes. Perfect. Thank you so much.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Thanks, Avinash.

Operator

Your next question comes from the line of Raj Seth with Cowan & Company. Please proceed.

Raj Seth - Cowen & Company - Analyst

Thank you. This is more pertaining to Accent. A quick question. For the growth in Q2 – guidance of 25%... How much is…

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

15-25%.

Raj Seth - Cowen & Company - Analyst

Yes. 15-25%. How much was it due to integrated, and how much was it due to standalone?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

I don’t think we’re going to segment that.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

We’re not going to segment that.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Yes. I mean…

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Whole segments are growing nicely.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Yes. I think we saw that in the 1st quarter, as well. Generally, the business environment… What we’re trying to say is, the business environment is quite good. And both sides of our business have been expanding significantly. And as we were trying to say, there’s a lot of people out there spending right now. There’s a lot of new 300mm expansion in the plan, today – and I see throughout the year a number of new facilities being discussed. And so it looks pretty good.

Raj Seth - Cowen & Company - Analyst

Very, very good. So then my 2nd question is regarding gross margins. When you look at integrating Soluris , what can – on a nominal basis, right… Do you see gross margins for product in services being at the 15% level and 15% level going forward? Or should it improve over the next 4 quarters?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

The product margin probably will be in that same area for at least the next quarter or so. And then after that, hopefully, improve. The service margin should improve in the 2nd quarter as Soluris, in particular, has a very profitable service business. As you know, it’s a last-generation product, but over 155 machines installed in the field. And many of those are under service contracts. And it’s a very nice business. So that should cause the service margin to improve.

Raj Seth - Cowen & Company - Analyst

So where do you target it at? It’s 15% this quarter. Do you see it going up to like 20% or 30%?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

I would not characterize that significant a growth. And I really don’t want to put a specific number on it.

Raj Seth - Cowen & Company - Analyst

What about SG&A? You kind of hinted that the overhead should increase by a million with Soluris . Should we kind of model that in for Q2, and then grow it slightly up in Q3 and Q4?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Well, their overall operating expense is less than $1 million a quarter. And of course, we had part of that in our numbers for Q1, already. So the net increase in operating expense for the full quarter for Soluris is probably more on the order of 750-800,000.

Raj Seth - Cowen & Company - Analyst

Great. But are you factoring savings, lower litigation costs for Q2 and Q3? Basically, I’m trying to find out should you model as [June as] flat or slightly down over the year?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Again, as John has said – the litigation is really a wildcard. We certainly expect the KLA litigation to drop off strongly here in the near-term. But the case could come back. It could come off stay, depending on the actions of the Patent Trademark Office. So I would hate to try to make a prediction on that.

Raj Seth - Cowen & Company - Analyst

Then just one last question, if I may. So integrated metrology. Can you talk a little bit about… Obviously, a lot of it is EMP. Could you talk a little bit about the progress made in terms of [photoresis and track]?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

We’ve talked about that in previous conference calls. There really hasn’t been as much progress as we may have liked, or foresaw. I think as we look into the future now, we look at what people are doing. It’s really about fab expansion, right now. I don’t really see a whole lot of adoption of new integrations. I think most people have their heads down, trying to get their fabs up and running. Getting capacity up as quickly as possible. And I think generally, when you see these kinds of adoptions of technology, it usually occurs during the slower times in our industry. So I just don’t see any significant change in that market over the course of next year.

Raj Seth - Cowen & Company - Analyst

Thank you very much. And congratulations on the great Q2 numbers.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Thanks, [Marty].

Operator

Your next question comes from the line of Ray Kukreja, with WR Hambrecht. Please proceed.

Ray Kukreja - WR Hambrecht & Company - Analyst

First of all, your revenue obviously came in very strong for Q1. Significantly higher than what you had earlier guided to. So can you give us a sense of which segment – either by the end-markets or your own product line – that came in stronger than you had earlier anticipated? And secondly, going forward, the Q2 guidance that you gave… Where is that strength coming from, primarily? And if you could give me some qualitative sense of that?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

So, quarter 1 – so we said in our pre-announcement that we would be up above 25%. Why did we come up at 29%? And you know it always comes down to revenue recognition and the whole issue of timing of orders. And so, we always want to be conservative with the way we recognize our revenue. We want to work with our auditors and with our financial team, here.

As you know, we’ve gone through quite a bit of new process within the company. And we’re just trying to be really careful. We always want to take the conservative approach. We knew that we were up significantly from our prior guidance. And we feel obligated to go out and tell people that. But we didn’t want to nail ourselves down on any particular number.

So it wasn’t about any particular segment being stronger. It was purely process within the company that we’re trying to refine on an ongoing basis.

Ray Kukreja - WR Hambrecht & Company - Analyst

Yes. John, actually what I was alluding to was the jump from the 15 to the 20% guidance. And eventually, it came out at for a not a standalone at 29% growth. So that delta was… Where did that come from, primarily? I’m just trying to gauge the strength n the end market.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Yes. I understand. And our end market is primarily the memory suppliers. And it’s significant standalone shipments. Our standalone systems are on the order of $1 million. When a few of those come in, it’s a heckuva lever on our previous revenues. So it’s really difficult, and we’ve said this in the past. When you have a limited number of systems shipping, you can easily fall out of that guidance – either short, which we have in prior quarters – or you can be over.

So we saw the business. We’ve had a couple of rough quarters in prior guidance. We were looking forward, saying, “Well, we feel comfortable with this.” And then the business starts to accelerate. So you start to let things go. You start to reach your capacity. And it starts to get reflected in a pretty steep ramp. So it’s just – you know – it’s Asia. It’s Korea. It’s Japan. It’s our business in China, to some extent. Those folks are all continuing to buy.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

To amplify on that a little bit, Ray – as John said… Several machines are between $1800,000 and $1 million apiece. And it’s not that we didn’t know of them and know of them as possibilities at the beginning of the quarter. But we have to look at our history. There are things that go in and go out of the quarter, and so we have to set our guidance where we believe it would fall out on a going-forward basis.

In fact, the end-markets are so strong that it didn’t have the fallout.

Ray Kukreja - WR Hambrecht & Company - Analyst

Well, no, that’s very understandable. And Doug, I just wanted to confirm the number that you gave out earlier on the breakdown between the different product segments.

I have integrated metrology at 7.8 million, and the same for automated standalone. Is that the correct number?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Those are the correct numbers.

Ray Kukreja - WR Hambrecht & Company - Analyst

And John – you mentioned when you spoke about the different end-markets… You mentioned several drivers of the memory, strength in the second half of this year. Historically, if my memory serves me correctly, sales have been… Around 70% of your sales have been to the memory side. Do you think that proportion is going to remain relatively constant? Or is it going to be even higher in the second half of this year?

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Oh, that’s a great question! I think second half of the year, we’re thinking in terms of Accent being part of it. So Accent is not as reliant on the memory segment as we are. They are certainly a better penetration in foundry and logic. And we expect that that will have a tendency to remove some of our reliance. So I would say that our reliance on memory will probably go down somewhat in the second half of the year.

Ray Kukreja - WR Hambrecht & Company - Analyst

But just for Nanometrics alone, given that all the drivers of strength that you’ve cited…

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

Yes. I expect our business will be strong with memory throughout the year.

Ray Kukreja - WR Hambrecht & Company - Analyst

I wanted to touch on the goodwill and the intangibles that you now have on your balance sheet, Doug – as a result of Soluris’ acquisition. So once you start running back through your P&L, are you going to put it in the G&A line, and how much do you expect it to be 3rd quarter, going forward?

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Well, of the various items, only 3.6 million is subject to amortization. And that’s on a 10-year life.

Ray Kukreja - WR Hambrecht & Company - Analyst

And my last question was, John, if you could give us any updates on Orion and Atlas and in terms of – again – acceptance and traction in the marketplace. Thank you.

John Heaton - Nanometrics - CEO, President, Director and President of Nanometrics Japan Ltd, Director of IR

So it continues to be good. We’ll be shipping a new version of our overlay system called, “The Orion” with 3 load ports. Some of our customers now, as they deal with the mega fast capacity have decided that going forward, that metrology systems probably need to have more than just 2 load ports. So we have made some provision for that in our new model of Orion. And on the Atlas front, yes. We continue to get orders for it. Customer acceptance has been good. We see repeat orders.

Really, no change. Just more of the same. We haven’t lost any position with any customers that we were aware of. No cancellations. I think just continuing to see the product emerge and develop and improve over time, with constant improvement. We expect that it will continue along that path.

Thanks, Ray.

Ray Kukreja - WR Hambrecht & Company - Analyst

Thank you.

Operator

Again, ladies and gentlemen, if you wish to ask a question, please key *, followed by 1. Please stand by for your next question. There are no further questions at this time.

Douglas McCutcheon - Nanometrics - CFP, EVP Finance and Admin

Great! Thank you very much, Lakisha. And thank you all, today. I wanted to also end this call thanking all of our employees worldwide. As well as welcome our new employees from Soluris to our new IVS division. I look forward to working with all of the Accent people, going forward. So thank you all for today, and we’ll talk to you next quarter. Thanks.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day!

Additional Information and Where To Find It

In connection with the planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent, Nanometrics and Accent have filed a joint proxy statement/prospectus. Nanometrics included in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. Accent included in such proxy statement/prospectus a resolution for stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus, which was filed by Nanometrics and Accent with the Securities and Exchange Commission (“SEC”) on April 6, 2006, will be mailed to the shareholders of Accent and Nanometrics. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospects and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Nanometrics’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the SEC on August 4, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger is included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.